EXHIBIT 99.1

CORPORATE GOVERNANCE GUIDELINES

1.	Application. These Corporate Governance Guidelines (the “Guidelines”) shall apply to the board of directors (the “Board”) of American Property Investors, Inc. (“API”), which is the general partner of American Real Estate Partners, L.P. (“AREP”).

a.	Chairman of the Board

     A Chairman of the Board will be elected by the Board from among its members to preside at all meetings of the Board. The Board has no policy with respect to the separation of the offices of Chairman and Chief Executive Officer.

b.	Executive Sessions of Non-Management Directors and Independent Directors

i. The non-management directors will meet at regularly scheduled executive sessions without management not less frequently than four times per year. At least once a year, the non-management directors will meet with the Chief Executive Officer without the other executive officers being present. One director will act as the chairperson of each such meeting. The presiding director at each executive session will be the independent director who serves as Chairman of the Audit Committee.

ii. If the non-management directors include one or more directors whom the Board determines not to be independent pursuant to the independence requirements of the New York Stock Exchange relating to directors, the independent directors will meet at least once a year in an executive session without management.

2.	Board Membership Criteria.

     The Board members are selected based upon the contributions they can make to AREP and their willingness and ability to make a significant time commitment to AREP.

3.	Term Limits.

     There are no established term limits for service on the Board.

4.	Director Responsibilities.

     The Board will be responsible for the management of the business and affairs of AREP, in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of AREP.

5.	Number of Meetings; Attendance of Directors at Board Meetings.

     The Board will hold a minimum of four meetings per year. Directors are expected regularly to attend meetings of the Board and the committees of which they are members, and to spend the time needed to properly discharge their responsibilities.

6.	Selection of Agenda Items for Board Meeting.

     The Chairman will establish the agenda for each Board meeting. Individual Board members may suggest agenda items.

7.	Board Materials Distributed in Advance.

     AREP will distribute materials pertaining to Board and committee meetings in advance of those meetings. A director is expected to review all distributed materials prior to any Board or committee meeting that such director attends.

8.	Committees of the Board.

     There are currently two Board committees: the Audit Committee and Compensation Committee. The Board may from time to time establish other committees, including standing or special committees, subject to the organizational documents of API and AREP and the laws and regulations governing API and AREP (“Applicable Law”). The Board may, by resolution, at any time deemed desirable, discontinue any standing or special committee, subject to the requirements of the organizational documents of API and AREP, Applicable Law and stock exchange requirements.

9.	Assignment of Committee Members.

     Committee assignments will be made by the Board. Committee assignments and designation of Committee Chairs should be based on the director’s knowledge, interests and areas of expertise.

10.	Frequency of Committee Meetings.

     Each committee will establish its own rules or procedures, which will be consistent with the provisions of Applicable Law, the organizational documents of API and AREP and any resolutions of the Board governing such committee. Each committee will meet as provided by such rules or procedures and will also meet at the call of its chairman or any two members of such committee.

11.	Committee Agenda.

     The chairman of each committee will determine the committee’s agenda prior to a meeting, giving consideration to management recommendations.

12.	Audit Committee.

     The Audit Committee’s duties and responsibilities will be set forth in the Audit Committee Charter and include all of the responsibilities of an audit committee under the Securities and Exchange Commission and New York Stock Exchange rules, and such other matters as may from time to time be delegated to the Committee by the Board. Each member of the Audit Committee will satisfy the independence requirements of the Securities and Exchange Commission and the New York Stock Exchange relating to directors and audit committee members.

13.	Compensation Committee.

     The Compensation Committee’s duties and responsibilities will be as determined by the full Board.

14.	Board Access to Management and Employees.

     Directors will have complete access to management and employees of API and AREP and its controlled subsidiaries; however, independent directors are expected to keep the Chief Executive Officer informed of such director’s contacts with management and employees. The Board encourages the attendance of officers in addition to executive officers at Board meetings when matters within their areas of responsibility are discussed.

15.	Board Access to Independent Advisors.

     Directors will have complete access to AREP’s outside advisors when and to the extent they deem necessary and appropriate. If appropriate, the Board or any committee may retain independent legal, financial or other advisors.

16.	Director Compensation.

     All directors who are not simultaneously employed by AREP will be properly compensated and reimbursed for their services as a director. Any employee who is elected a director will not receive any compensation, expense reimbursement or participation in director benefit programs for his or her services as a director.

     The Board will be responsible for setting director compensation. The Compensation Committee will periodically review the compensation of directors and make recommendations to the Board with respect thereto. Directors’ fees and emoluments should not exceed what is customary for a company of the size and stature of AREP. In making such compensation determinations and in making determinations with respect to a director’s independence, the Board and the Compensation Committee will consider and critically evaluate the questions that may be raised if fees and emoluments exceed what is customary or if AREP makes substantial charitable contributions to organizations with which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.

17.	Director Orientation and Continuing Education.

     All new directors will participate in an orientation program shortly after they are elected to the Board. Orientation will include presentations by senior management to familiarize the directors with AREP’s business and operations, its financial condition, its policies and procedures, its principal officers, internal and independent auditors, and the duties and responsibilities of API’s directors.

     Management will make presentations from time to time as necessary to ensure that the Board is aware of all business, legal and other developments relating to such matters.

     In addition, newly elected and existing directors are strongly encouraged to attend continuing education programs sponsored by third parties, such as the New York Stock Exchange’s Director’s Institute, to better understand their responsibilities and duties.

18.	Formal Evaluation of the CEO.

     The Compensation Committee will, at least annually, review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the performance of the Chief Executive Officer in light of those goals and objectives, report the results of such evaluation to the Board and have the authority, together with the full Board, to determine and approve the Chief Executive Officer’s compensation level based on this evaluation. In determining the long-term incentive component of the Chief Executive Officer’s compensation, the Compensation Committee will consider, among such other factors as it believes relevant, AREP’s performance, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the Chief Executive Officer in past years.

19.	Assessing the Board’s Performance.

     The Board will conduct an annual self-evaluation in order to determine whether it and its committees are functioning effectively. The Audit Committee will oversee the Board’s annual self-evaluation.

20.	Board Interaction with Investors, the Press, Customers, Etc.

     The Chief Executive Officer, the Chairman of the Board and, as appropriate, designated members of senior management speak for AREP. Individual directors may, on occasion and with the knowledge of management, meet or otherwise communicate with interested parties. Absent unusual circumstances or as contemplated by the Audit Committee charter, such communications will be made only at the request of management.

     Interested parties who wish to make their concerns known by communicating directly with the presiding non-management director or with the Chairman of the Audit Committee, confidentially or otherwise, may do so in writing addressed to the attention of the Chairman of the Audit Committee.

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